UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 9, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

TO:	Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Department of Government Services, Newfoundland and Labrador

RE:	Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of Intertape Polymer Group Inc. (the “Corporation”) held on June 9, 2016, and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the meeting:

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

Name of Nominee	Votes for	%	Votes Withheld	%
Robert M. Beil	45,191,766	99.97%	12,616	0.03%
George J. Bunze	44,990,534	99.53%	213,848	0.47%
Frank Di Tomasso	44,237,833	97.86%	966,549	2.14%
Robert J. Foster	44,690,756	98.86%	513,626	1.14%
James Pantelidis	44,871,221	99.26%	333,161	0.74%
Jorge N. Quintas	45,004,439	99.56%	199,943	0.44%
Mary Pat Salomone	45,188,389	99.96%	15,993	0.04%
Gregory A. C. Yull	45,188,136	99.96%	16,246	0.04%
Melbourne F. Yull	45,191,806	99.97%	12,576	0.03%

2.	Appointment of Auditors

Raymond Chabot Grant Thornton LLP, Chartered Accountants, were appointed as auditors of the Corporation on a vote by show of hands.

3.	Approach to Executive Compensation

A resolution accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Compensation Discussion and Analysis” in the Management Information Circular of the Corporation dated April 26, 2016, was adopted on a vote by ballot, as follows:

Votes for	41,807,605 shares	Votes against	3,396,277 shares

4.	Confirmation of By-Law 2015-1 of the Corporation

A resolution confirming By-Law 2015-1 of the Corporation, entitled “A by-law relating to the nomination of persons for election to the board of directors of Intertape Polymer Group Inc.”, was adopted on a vote by show of hands.

5.	Ratification and Approval of the Shareholder Rights Plan of the Corporation

A resolution ratifying and approving the Shareholder Rights Plan of the Corporation was adopted on a vote by ballot, as follows:

Votes for	41,303,024 shares	Votes against	3,900,858 shares

Signed the 9th day of June, 2016.

INTERTAPE POLYMER GROUP INC.

per:	/s/ George J. Bunze
George J. Bunze Chairman of the Board of Directors

2